LEINER HEALTH PRODUCTS INC.

901 East 233rd Street

Carson, California 90745

September 23, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn:	Messrs. Daniel Greenspan and Jeffrey Riedler

Re:	Leiner Health Products Inc. and guarantor subsidiaries

Registration Statement on Form S-4 (SEC File No. 333-118532)

Ladies and Gentlemen:

Leiner Health Products Inc. and each of the guarantor registrants named in the above-captioned Registration Statement on Form S-4 (the “Registrants”) hereby request acceleration of the effective date of the Registrants’ Registration Statement on Form S-4, File No. 333-118532, to 4 p.m. Eastern time on September 27, 2004 or as soon thereafter as is practicable.

Please contact Carol Anne Huff of Kirkland & Ellis LLP, our special counsel, at (312) 861-2163, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Leiner Health Products Inc. and the guarantor registrants named in the Registration Statement

/s/ Robert K. Reynolds
Robert K. Reynolds Chief Financial Officer